UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 2, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 2, 2005  -  Demerger EGM




                                                                     2 June 2005

                   SHAREHOLDERS APPROVE DEMERGER OF FILTRONA


Bunzl plc announces that all resolutions proposed at the Extraordinary General Meeting of the Company held earlier today, including resolutions to approve the demerger of Filtrona, the consolidation of the Company's share capital and the replacement of the directors' authority in relation to the purchase by Bunzl of its own shares, were passed by the Company's shareholders.

It is expected that the demerger will become effective on Monday 6 June 2005 and that dealings in the consolidated shares of Filtrona will commence at 8.00 am on that day.

Copies of the resolutions passed at the EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000), during normal business hours on any weekday (public holidays excepted).

Enquiries:

Bunzl plc                                                  Finsbury
Anthony Habgood                                            Roland Rudd
David Williams                                             Morgan Bone
Tel: 020 7495 4950                                         Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 2, 2005                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman